VENTURA ASSETS LIMITED
                              2241 Flintridge Drive
                           Glendale, California 91206
                            Telephone: (818) 424-0219


June 19, 2008

M. Mark P. Shuman, Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Att. Matthew Crispino, Esq.


Dear Mr. Shuman:

         Re: Ventura Assets Limited
         Amendment No. 1
         Registration Statement on Form 10
         Filed on June 13, 2008
         File No. 000-53186

Thank you for your letter of June 18, 2008 to which we hereby respond.

We have today filed Amendment No. 2 to the above captioned Registration Statement. This amendment, we believe, fully addresses the issues of your letter. Additionally, we will address the issues of your letter in the order as they appeared.


Comment:
--------
Form 10
-------

Audited Financial Statements of Ventura Assets, Ltd.
---------------------------------------------------

1. We note that your response to comment one of our letter dated May 19, 2008. Please revise your statement of Operations and Statement of Cash Flows to include information for the three months ended March 31, 2007 as well as cumulative information from your company's inception through March 31, 2008. See the introductory paragraph and paragraph (b)(6) of Item 80-03 of Rebulation S-X. Also, it appeared that you have not made any changes to the footnotes to your financial statements. Please confirm that inclusion of first quarter 2008 financial information in your financial statements does not require any new revised footnote disclosure. See Item 8-03(b)(1) of Regulation S-X

Answer: The financials have been up-dated as follows:

Statement of Cash Flows:
------------------------

1) A column has been added to the left side of the "1st QTR, 3/31/2008", called "lst QTR, 3/31/2007.

2) The last column's heading has been amended to read: "Inception to March 31, 2008" in lieu of "Inception to Dec. 2007".


Statement of Operations:
------------------------

1) A column has been added to the left side of the "1st QTR, 3/31/2008", headed "lst QTR, 3/31/2007".

2) The last column's heading has been changed from "Inception to Dec. 2007" to read "Inception to March 2008".


Notes to Financial Statements:
------------------------------

There are no changes to the "Notes to Financial Statements", except the following dates:

1) On page F-7, the paragraph before the heading "Income Taxes", "through December 2007" has been changed to "through March 31, 2008".

2) On the page F-7 under the heading "Earnings Per Common Share" lst paragraph, the last line, "December 2007", has been changed to "March 31, 2008".

3) On page F-8, under the heading of "Going Concern", middle of the third line, "As of December 31, 2006" has been changed to "March 31, 2008".

4) On page F-11, under the heading "Note 5 - Income Taxes", the last sentence, "through December 31, 2007", has been changed to "through March 31, 2008".

We believe that the responses set forth herein adequately addresses your comments. If this is not the case, will you be so kind as to contact us at your earliest convenience for any further issues. We would like to fully comply with your comments in a time sensitive manner.


Yours truly,

/s/ Hasmik Yaghobyan
--------------------
Hasmik Yaghobyan
Chief Financial Officer and Director
Ventura Assets Limited